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October 25, 2021
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Melissa Kindelan
Kathleen Collins
Priscilla Dao
Jeff Kauten
Division of Corporation Finance — Office of Technology

Re:	Iris Energy Limited
Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 6, 2021 CIK No. 0001878848
Ladies and Gentlemen:
On behalf of our client, Iris Energy Limited (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 20, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement submitted on Form F-1 (the “Registration Statement”) on October 6, 2021. This letter is being filed together with a public filing of the Registration Statement on Form F-1, which has been revised to address the Staff’s comments to the October 6, 2021, submission of the Registration Statement, through EDGAR.
For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 25, 2021

Amendment No. 1 to Draft Registration Statement on Form F-1
Summary Historical Financial Information and Other Data
Pro forma Earnings Per Share, page 14
1.
We note your disclosure in response to prior comment 3. As you appear to be including the offering shares in your pro forma per share calculations, please revise to label such information as "pro forma, as adjusted." Also, consider including a reconciliation of the numerator for such calculations given the numerous adjustments involved

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Registration Statement accordingly.
Summary of Consolidated Statement of Financial Position, page 15
2.	Please revise the footnote numbers to this table to be consistent with those used at the top of the respective columns.
Response: The Company acknowledges the Staff’s comment and has revised the footnote numbers on page 16 of the Registration Statement accordingly.
Non-IFRS Measures, page 16
3.
Please revise to provide the comparable IFRS measure of net loss margin with equal or greater prominence to your non-IFRS measures of EBITDA margin and adjusted EBITDA margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Registration Statement accordingly.
Capitalization, page 69
4.
We note your revisions and response to prior comment 8. Please further revise to present the B Class shares and number of shares authorized, issued and outstanding on a pro forma and pro forma as adjusted basis for a complete presentation of your equity structure going forward. Further, your disclosures on page 70 indicate that upon the exercise of the 2021 Executive Director Liquidity and Price Target Options, Ordinary shares will be issued; however, your response seems to indicate B Class shares will be issued. Please explain this apparent inconsistency and revise your disclosures as necessary.

Response: The Company acknowledges the Staff’s comment to present the B Class shares and number of shares authorized, issued and outstanding on a pro forma and pro forma as adjusted basis for a complete presentation of the Company’s equity structure going forward and has revised the disclosure on page 71 of the Registration Statement accordingly.
The Company respectfully wishes to clarify its response to prior comment 8 as follows: (1) upon the exercise of the 2021 Executive Director Liquidity and Price Target Options, Ordinary shares will be issued; and (2) the issuance of B Class shares to Messrs. Daniel and William Roberts is separate and unrelated to the incentive arrangements with Messrs. Daniel and William Roberts. The B Class shares were issued to Messrs. Daniel and William Roberts on October 7, 2021.
Liquidity and Capital Resources, page 79
5.
We note your revised disclosure in response to comment 10. As previously requested, please further revise to disclose how long you will be able to continue to fund your operations using current available cash resources. We refer you to FRC 501.03(a) and Section IV of SEC Release 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 86 of the Registration Statement accordingly.

October 25, 2021

Notes to Consolidated Financial Statements
Note 34. Events After Reporting Period, page F-40
6.
We note your disclosure regarding the 146,444 options granted to one employee on July 28, 2021. Please revise to disclose all 447,699 options awarded, consistent with the information provided in response to prior comment 19.

Response: The Company respectfully advises the Staff that this disclosure in relation to the audited consolidated financial statements for the year ended June 30, 2021, has not been revised, on the basis that International Accounting Standards (IAS) 10 only requires major share transactions and potential ordinary share transactions after the reporting period to be disclosed. The Company disclosed only the options issued to the Executive Officer (key management personnel as per IAS 24), as being material. The remaining 301,255 options granted represents less than 1% of all the ordinary shares and potential ordinary shares on issue as at June 30, 2021 and therefore were not disclosed.
Please refer to Note 16 in the interim unaudited consolidated financial statements for the three months ended September 30, 2021, and per the disclosure on page F-59 of the Registration Statement that discloses all 447,699 options awarded.
7.
We note your response to prior comment 20. Please further explain the basis for the underlying ordinary share value used to value the award granted on July 28, 2021. In this regard, your analysis appears to suggest that the fair value of the ordinary shares used to value the July grant is consistent with a “pre-money valuation cap” of US$300 million, while the convertible note issuance undertaken 13 days after such grant was based on a “pre-money valuation cap” of US$1,500 million. Given the convertible note issuance occurred shortly after the July grant date, tell us how you considered the August valuation in determining the value of the July award. In addition, once you have determined an offering price range, please explain to us the reason for any difference between your recent valuations, including the fair value used in the September 2021 grants, and the midpoint of your offering price range.

Response: The Company acknowledges the Staff's comment and respectfully refers the Staff to an updated Appendix 1 to this letter, which discloses share-based compensation awards between January 1, 2021 and October 25, 2021.
With regard to the awards granted on July 28, 2021, as mentioned in Appendix 1 of the Company’s response to prior comment 19 (as well as the updated Appendix 1 to this letter), the basis for the underlying Ordinary share value was referenced to arm’s length sales between various existing shareholders of the Company (“Market Transfers”) that occurred at A$2.36364 per share pursuant to transfer notices received by the Company on April 29, 2021 (completed on June 22, 2021) and July 12, 2021 (completed on September 2, 2021).
The Company believes the Market Transfers provided clear and objective valuation markers for the last transaction of Ordinary shares in the Company (i.e. A$2.36) at the time of the July grants.
It is also noted that, as mentioned in Appendix 1 of the Company’s response to prior comment 19 (as well as the updated Appendix 1 to this letter), it was the May grants which referenced the underlying share value implied by the pre-money valuation cap of US$300 million under the Company’s convertible note issuance on April 1, 2021, whereas the July grants referenced the Market Transfers.
The Company however respectfully acknowledges the Staff’s comment in relation to the close proximity of the July grant date to the convertible note raising launched in August (with a pre-money valuation cap of US$1,500 million), and has elected to use A$9.47 (being the A$ equivalent of US$6.96 as of July 28, 2021) as the fair value for the July grants for financial reporting purposes.
While an offering price range has not yet been determined, the Company respectfully acknowledges the Staff’s request and will revert once a range has been determined.

October 25, 2021

General
8.	Revise to provide the appropriate dilution disclosures related to this offering. Refer to Item 4.a of Form F-1 and Item E.9 of Form 20-F.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 of the Registration Statement accordingly.
* * * *

October 25, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (714) 755-8008 or Drew.Capurro@lw.com.
Very truly yours,

/s/ Drew Capurro
of LATHAM & WATKINS LLP
cc:
Ian Schuman, Latham & Watkins LLP
Stelios Saffos, Latham & Watkins LLP
Byron Rooney, Davis Polk & Wardwell LLP
Marcel Fausten, Davis Polk & Wardwell LLP
William Roberts, Iris Energy Limited
Joanna Brand, Iris Energy Limited

October 25, 2021

Appendix 1: Question 19: Share-based payment compensation awards
The table below sets out the fair value of the underlying shares at the grant date for each grant of share-based compensation awards made by the Company between January 1, 2021 and October 25, 2021:
Grant Date	Share-based compensation award	Number of options issued	Fair value of underlying shares at grant date for financial reporting purposes	Estimated total financial impact on grant date
January 20, 2021	2021 Executive Director Liquidity and Price Target Options	5,000,000 each to entities controlled by Daniel Roberts and William Roberts	A$0.70
A$2.1 million
(weighted average fair value of A$0.21 x 10,000,000 options)
Per Note 31 Share-based payments in the financial statements for the year ended June 30, 2021 included in the Registration Statement.

May 10, 2021	Employee Share Plan Shares	1,202,130	A$2.36364
A$1.6 million
(weighted average fair value of A$1.37 x 1,202,130 shares)
Per Note 31 Share-based payments in the financial statements for the year ended June 30, 2021 included in the Registration Statement.

July 28, 2021	Employee Options and Non-Executive Director (NED) options	1,256,211 (comprised of 447,699 Employee Options & 808,512 NED Options)	US$6.96 (A$9.47)
Employee options: A$3.8 million (weighted average fair value of A$8.47 x 447,699)
(NED) Options: A$6.8 million (weighted average fair value of A$8.40 x 808,512) per note 16 of the unaudited interim financial statements for the three months ended September 30, 2021 included in the Registration Statement.

September 14, 2021	2021 Executive Director Long-Term Target Options	12,000,000 each (comprised of 4 threshold tranches of 3,000,000 each) to entities controlled by Daniel Roberts and William Roberts	US$6.96 (A$9.48)
A$159 million (weighted average fair value of A$6.63 x 24,000,000 options) per note 16 of the unaudited interim financial statements for the three months ended September 30, 2021 included in the Registration Statement.

October 20, 2021	Employee Options	266,105	US$6.96 (A$9.47)
A$2 million (weighted average fair value of A$7.35 x 266,105 options) per note 18 of the unaudited interim financial statements for the three months ended September 30, 2021 included in the Registration Statement.

Grant Date	Share-based compensation award	Number of options issued	Fair value of underlying shares at grant date for financial reporting purposes	Estimated total financial impact on grant date
October 21, 2021	NED Options	71,329	US$6.96 (A$9.47)
A$0.5 million (weighted average fair value of A$7.35 x 71,329 options) per note 18 of the unaudited interim financial statements for the three months ended September 30, 2021 included in the Registration Statement.

Fair value of the underlying shares for 2021 Executive Director Liquidity and Price Target Options granted in January 2021
The fair value of the underlying shares for the 2021 Executive Director Liquidity and Price Target Options granted in January 2021 was referenced to the convertible note raising completed by the Company on January 5, 2021 which contained a conversion price cap of A$0.70 per share based on a pre-money company valuation cap of US$59 million.
Fair value of the underlying shares for the Employee Share Plan Shares granted in May 2021
The fair value of the underlying shares for the Employee Share Plan Shares granted in May 2021 was referenced to the arm’s-length sale between various existing shareholders of the Company of 1,100,000 ordinary shares at A$2.36364 per share pursuant to a transfer notice received by the Company on April 29, 2021. The sale completed on June 22, 2021.
Further, the fair value of the underlying shares was also referenced to the convertible note raising completed by the Company on April 1, 2021 which contained an estimated conversion price cap of approximately A$2.36 per share (assuming conversion of the notes on 30 September 2021) based on a pre-money valuation cap of the Company of US$300 million.
Fair value of the underlying shares for Employee Options and Non-Executive Director Options granted in July 2021
The fair value of the underlying shares for these share-based payment awards granted in July 2021 was referenced to the arm’s-length sales of the following ordinary shares between various existing shareholders of the Company:
-	1,100,000 ordinary shares at A$2.36364 per share pursuant to a transfer notice received by the Company on April 29, 2021 (completed on June 22, 2021)
-	1,666,667 ordinary shares at A$2.36364 per share pursuant to a transfer notice received by the Company on July 12, 2021 (completed on September 2, 2021)
The Company respectfully acknowledges the Staff’s comment in Question 7 of the Commission’s comment letter dated October 20, 2021 in relation to the close proximity of the July grant date to the convertible note raising launched in August (with a pre-money valuation cap of US$1,500 million), and completed on October 8, 2021, and has elected to use A$9.47 (being the A$ equivalent of US$6.96 as of July 28, 2021) as the fair value for the July grants for financial reporting purposes.
Fair value of underlying shares for 2021 Executive Director Long-Term Target Options granted in September 2021
The fair value of underlying shares for this share-based payment award granted in September 2021 was referenced to the recent convertible note raising which was announced by the Company on August 10, 2021 (the “August Convertible”), and completed on October 8, 2021, which contained a conversion price cap of US$6.96 based on a pre-money valuation cap of the Company of US$1,500 million.

Fair value of underlying shares for Employee Options and NED Options granted in October 2021
The fair value of underlying shares for these share-based payment awards granted in October 2021 was referenced to the “August Convertible” which completed on October 8, 2021 and, contained a conversion price cap of US$6.96 based on a pre-money valuation cap of the Company of US$1,500 million.
Factors that contributed to fluctuations between July 2021 and September/October 2021
The increase in fair value of underlying shares from A$2.36364 in May 2021 to approximately A$9.47 in September/October 2021 is primarily related to the increase in the pre-money valuation cap of the Company by reference to third-party capital raising transactions undertaken by the Company, from US$300 million based on the prior convertible note raise in April 2021 to US$1,500 million based on the August Convertible.
One of the key drivers for this increase in pre-company valuation was the Company entering into a new binding contract in July 2021 with Bitmain Technologies Limited, a leading producer of Bitcoin mining hardware, for the purchase of latest generation miners, Antminer S19J Pro, which is expected to increase the Company’s operating and contracted nameplate hashrate capacity from 4.5 EH/s to 15.2 EH/s. The Company considered reference to the August Convertible to still be appropriate for purposes of estimating the fair value of the underlying shares for the grants made in September 2021 and October 2021 because there had not been any further material updates to the Company's business since the August Convertible.